                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               ---------    ---------

                         Commission file number 0-15386

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Cerner Corporation Foundations Retirement Plan
                             2800 Rockcreek Parkway
                             Kansas City, MO  64117

      B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors
     Cerner Corporation:


     We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Foundations Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for participants for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                         /s/ KPMG LLP

     May 25, 2001

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

               Statements of Net Assets Available for Participants

                           December 31, 2000 and 1999




                                                                                         2000              1999
                                                                                   ----------------   --------------

Assets:
    Investments at fair value (note 6)                                             $    118,690,457       72,226,973
    Cash                                                                                  1,562,014           39,806
    Contributions receivable:
      Associates                                                                                 --          502,178
      Cerner Corporation                                                                         --          100,435
                                                                                   ----------------   --------------

             Net assets available for participants                                 $    120,252,471       72,869,392
                                                                                   ================   ==============


See accompanying notes to financial statements.

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Participants

                     Years ended December 31, 2000 and 1999




                                                                                           2000              1999
                                                                                      ----------------   --------------

Additions to net assets attributed to:
    Net appreciation (depreciation) in fair
      value of investments (note 6)                                                   $    31,223,795       (1,771,273)
    Interest and dividends                                                                  4,350,661        3,156,056
    Employer contributions (note 2)                                                         2,408,837        1,218,959
    Associates contributions (note 2)                                                      17,118,324       12,325,312
                                                                                      ----------------   --------------

             Total additions                                                               55,101,617       14,929,054
                                                                                      ----------------   --------------

Deductions from net assets attributed to:
    Distributions to associates (note 3)                                                   (7,707,718)      (3,705,121)
    Investment expenses                                                                       (10,820)          (2,714)
                                                                                      ----------------   --------------

             Total deductions                                                              (7,718,538)      (3,707,835)
                                                                                      ----------------   --------------

             Net increase                                                                  47,383,079       11,221,219

Net assets available for participants:
    Balance at beginning of year                                                           72,869,392       61,648,173
                                                                                      ----------------   --------------

    Balance at end of year                                                            $   120,252,471       72,869,392
                                                                                      ================   ==============


See accompanying notes to financial statements.

                          CERNER CORPORATION FOUNDATION
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999





  (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        GENERAL

        The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

        The Plan was adopted by the Board of Directors of Cerner Corporation (the Company or Employer) effective November 1, 1987, with the most recent amendment effective January 1, 2000. The Plan is administered by a third-party administrator. All full-time associates of the Company are eligible for participation in the Plan after attaining age eighteen.

        BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, and present the Plan's net assets available for participants and changes in those net assets.

        EXPENSES

        Substantially all costs and expenses incurred in administering the Plan are paid by the Company. Expenses related to issuance of loans to participants are charged to the participant obtaining the loan.

        INVESTMENTS

        The Plan's investments and earnings thereon are held in a bank trust account. The fair values of investments are based principally on quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis.

        LOANS TO PARTICIPANTS

        At the discretion of the Company, loans may be made to participants in an amount up to 50% of the participant's self-directed funds balance. The loan period may not exceed ten years and the interest rate is prime plus 1%.

        USE OF ESTIMATES

        The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

                          CERNER CORPORATION FOUNDATION
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




  (2)   CONTRIBUTIONS

        Participating associates may elect to make pretax contributions from 1% to 20% of their compensation to the Plan, subject to annual limits imposed by the Internal Revenue Service. Participants may direct contributions into nine different investment funds. These funds include investments in the Company common stock, the American Century Ultra Fund, the American Century Growth Fund, the American Century Select Fund, the American Century Balanced Fund, the American Century Value Fund, the American Century International Growth Fund, the American Century Stable Asset Fund, and the Charles B. Schwab Personal Choice Account. The Company will make matching contributions in an amount equal to 33% of the participant's annual contribution, not to exceed 6% of the participant's annual compensation. All Company contributions are directed to the Company common stock fund.

  (3)   DISTRIBUTIONS

        Upon normal retirement, retirement for permanent disability, or death, a participant is entitled to the full value of the assets attributable to his or her contributions and Company contributions made on his or her behalf. Upon termination for any other reason, a participant is entitled to 100% of his or her contributions and the vested portion of Company contributions. Company contributions vest 20% after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Forfeitures of nonvested contributions are allocated to all Plan participants as of the Plan year-end on a pro rata basis according to individual participant annual earnings.

        Participants receive distributions of Company common stock in shares of the Company's common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a value less than $1,000. During the years ended December 31, 2000 and 1999, 97,988 and 46,925 shares of the Company's common stock, respectively, were distributed to withdrawing participants. Participants receive distributions from all other funds in cash.

  (4)   TAX STATUS

        The Plan received a favorable determination letter, dated August 25, 1994, from the Internal Revenue Service confirming the tax-exempt status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                          CERNER CORPORATION FOUNDATION
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



  (5)   INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's net assets:


                                                   2000         1999
                                              ------------    ----------

                     Company common stock     $ 73,455,862    29,762,204
                     American Century:
                        Ultra Fund              15,925,168    17,581,138
                        Growth Fund             12,010,999    11,431,439
                        Select Fund              6,980,968     6,349,799
                     Other                      10,317,460     7,102,393
                                              ------------    ----------
                                              $118,690,457    72,226,973
                                              ============    ==========

        During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:



                                                    2000               1999
                                                ----------------    -----------

                         Mutual funds           $  (10,943,376)      6,496,676
                         Common stock               42,167,171      (8,267,949)
                                                ----------------    -----------
                                                $   31,223,795      (1,771,273)
                                                ================    ===========


  (6)   NONPARTICIPANT DIRECTED INVESTMENT

        As described in note 2, Company contributions are invested exclusively in Company common stock. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investment at December 31, 2000 and 1999 is as follows:


                                                                             2000               1999
                                                                         --------------      ----------

             Net assets available for participants -
             Company common stock                                         $  73,455,862      29,762,204
                                                                          ==============     ===========

             Changes in net assets available for participants:
               Contributions                                              $   6,543,869       5,102,832
               Dividends                                                          1,765           2,219
               Transfers in (out)                                              (673,964)        243,192
               Net appreciation (depreciation)                               42,167,171      (8,267,949)
               Distributions                                                 (4,345,183)     (1,457,216)
                                                                          --------------     -----------
                                                                          $  43,693,658      (4,376,922)
                                                                          ==============     ===========

                                       6                           (Continued)

                          CERNER CORPORATION FOUNDATION
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999






  (7)   TRANSACTIONS WITH PARTIES-IN-INTEREST

        Transactions with parties-in-interest during the years ended December 31, 2000 and 1999 were as follows:



                     DESCRIPTION OF
                      TRANSACTION                       COST
                ------------------------------      -----------
                2000:
                  Purchased 207,598 shares of
                    Company common stock            $ 6,543,869
                                                    ===========

                1999:
                  Purchased 298,982 shares of
                    Company common stock            $ 5,102,832
                                                    ===========


                                                                      SCHEDULE 1

                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 2000




                                                                                                                       FAIR
          Asset                                       DESCRIPTION                                    COST              VALUE
--------------------------  ----------------------------------------------------------------   ----------------  ----------------

Cerner Corporation*         1,588,235 shares of common stock                                   $ 25,151,439           73,455,862
American Century            Ultra Investors Mutual Fund, 384,035 shares                              (1)              15,925,168
American Century            Growth Investors Mutual Fund, 354,134 shares                             (1)              12,010,999
American Century            Select Investors Mutual Fund, 120,535 shares                             (1)               6,980,968
American Century            Balanced Investors Mutual Fund, 161,385 shares                           (1)               2,992,860
American Century            Value Mutual Fund, 110,046 shares                                        (1)                 980,523
American Century            International Growth Mutual Fund, 45,840 shares                          (1)               1,864,970
American Century            Stable Asset Fund, 1,957,116 units of participation                      (1)               2,605,113
Charles B. Schwab           Schwab Personal Choice Account, 599,770 shares                           (1)                 525,450
Loans to participants       Loans to participants (bearing interest from 7% to 10%)                  (1)               1,348,544
                                                                                                                 ----------------

                                                                                                                 $   118,690,457
                                                                                                                 ================


(1) In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant directed investments.


* Party-in-interest.


See accompanying independent auditors' report.

                                                                     SCHEDULE 2



                         CERNER CORPORATION FOUNDATIONS
                                 RETIREMENT PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2000




   IDENTITY OF PARTY             DESCRIPTION            PURCHASE            SELLING            ORIGINAL           NET GAIN
       INVOLVED                    OF ASSET              PRICE               PRICE               COST              (LOSS)
------------------------      -------------------     -------------      --------------      -------------      -------------

Cerner Corporation            Common stock            $  6,543,869              --              6,543,869             --
                                                      =============      ==============      =============      =============

NOTES:

    A reportable transaction is defined by the Department of Labor as:


      - A single transaction in excess of 5% of the fair value of plan assets.

      - A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the fair value of the plan assets.

      - A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the fair value of the total plan assets.

      - Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the fair value of plan assets.

    A reportable transaction is identified by comparing the fair value of the transaction at the transaction date with the fair value of the plan assets at the beginning of the year ended December 31, 2000.


See accompanying independent auditors' report.

[KPMG LOGO]


                               [KPMG LETTERHEAD]










                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Cerner Corporation:

We consent to incorporation by reference in the registration statements (No. 33-56868, No. 33-55082, No. 33-41580, No. 33-39777, No. 33-39776, No. 33-20155,
and No. 33-15156) on Form S-8 of Cerner Corporation of our report, dated May 25, 2001, relating to the statements of net assets available for participants of Cerner Corporation Foundations Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participants for the years then ended and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report is included herein.

                                           /s/ KPMG LLP

Kansas City, Missouri
June 28, 2001

                                   SIGNATURES


The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                     FOUNDATIONS RETIREMENT PLAN


Dated: June 28, 2001                                   By:  /s/ David M. Evans
       -------------                                        ------------------